Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Innovus Pharmaceuticals, Inc. on Form S-8 to be filed on or about January 2, 2015 of our report dated March 28, 2014 on our audits of the consolidated financial statements as of December 31, 2013 and 2012 and for each of the years in the two-year period ended December 31, 2013, and for the period from inception (October 31, 2008) to December 31, 2013, which report was included in the Annual Report on Form 10-K filed March 28, 2014.  Our report includes an emphasis-of-matter paragraph highlighting the deferral of his salary and the funding commitment from the President and Chief Executive Office of the Company.

/s/ EISNERAMPER LLP
EisnerAmper LLP

Iselin, New Jersey
January 2, 2015